

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 21, 2006

<u>Via Facsimile (816) 292-2001 and U.S. Mail</u>

Scott Herpich
Lanthrop & Gage L.C.
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108

>   **Re: Boston Financial Qualified Housing Tax Credits L.P. IV**
>   **PREC14A filed February 10, 2006**
>   **By Park G.P., Inc.**
>   **File No. 0-19765**

Dear Mr. Herpich:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14A

1.   Advise us, with a view toward revised disclosure, why all participants have not been identified on the cover of Schedule 14A as filing persons. <u>See</u> Instruction 3(a)(ii) and (iii) to Item 4 of Schedule 14A.

2.   Please revise page 1 of the consent solicitation to identify the document as "Preliminary." Refer to Rule 14a-6(e)(1).

3.   Rule 14a-4(b)(1) requires you to separately break out each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone

Interpretations (available on our Web site at www.sec.gov). Please revise to allow holders to separately vote on the removal of the current general partner and the election of Everest.

4. Where appropriate, provide a discussion of the participants anticipated recourse if the consent solicitation is unsuccessful.

5. We refer to the bulleted list in the letter to the Limited Partners. A reasonable factual basis must exist for each assertion of opinion or belief that you make and support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis. Please revise each bullet point to disclose the basis for your opinion or otherwise provide appropriate support. In addition, please characterize each statement of belief as such.

    Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Solicitation of Consents, page 2

6. Please identify as participants the control persons of each entity listed on page three. Refer to Instruction 3(a)(iii) of Item 4 of Schedule 14A.

7. We note the statement that "Everest, as the successor general partner, would consider opportunities to maximize the value of the local limited partnership interests on a basis to maximize cash distribution to the Limited Partners and limit the negative tax consequences to the Limited Partners." Please disclose any specific plans Everest has to achieve these objectives. If Everest has no specific plans please include a clear statement to that effect. Please provide corresponding disclosure in the second paragraph on page three.

Distribution and Expiration Date of Solicitation, page 4

8. Please expand your disclose to explain how long executed consents that are not withdrawn remain valid under state law and the partnership agreement, as well as any requirements for setting the date by which consents are due. Also clarify when the action for which consents are solicited becomes effective under state law and the partnership agreement. Finally, please discuss any procedures that must be followed for the consents to be recognized.

Voting Procedure for Limited Partners, page 4

9. Refer to the fourth paragraph of this section. We note your statement that "Park also reserves the right to waive any conditions as to particular Consents or Limited Partnership Interests." Please explain what is meant by this statement. It

is unclear to what conditions you are referring. In addition, please explain to us pursuant to what authority Park has the ability to assert the rights discussed in this paragraph.

Revocations of Consents, page 5

10.   Please explain to us pursuant to what authority Park has the ability to make all determinations as to the validity of the revocations.

Information Concerning the Participants, page 6

11.   Please expand your disclosure to provide all the information required by Item 5(b) of Schedule 14A for each participant.

12.   Please revise the second sentence of the fourth paragraph on page 8 to refer to "Paco" instead of "Park."

13.   Please identify the persons controlling SLCas as participants.

Information Concerning the Partnership, page 10

14.   You may not disclaim responsibility for the accuracy of the information contained in your proxy statement. Please revise to remove the disclaimer contained in the last sentence of the first paragraph of this section.

Preliminary Copy of Consent

15.   Please revise the proxy card to identify all persons on whose behalf the solicitation is being made. Refer to Item 4(a)(2) of Schedule 14A and Rule 14a-4(a)(1) of Regulation 14A.

* * * *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

▪   the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions